VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

October 4, 2011

Re:  Clean Energy Fuels Corp. Registration Statement on Form S-3 (File No. 333-177043)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-3 (File No. 333-177043) filed with the Securities and Exchange Commission (the “Commission”) by Clean Energy Fuels Corp. (the “Company”) on September 28, 2011 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement is to become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on the date the Commission, acting under Section 8(a), determines.”

If you have any questions or require additional information, please contact Andrew D. Thorpe, Esq. of Morrison & Foerster LLP, outside counsel for the Company, at (415) 268-6966.

Pursuant to the requirements of the Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Company, in Seal Beach, California, on the 4th day of October, 2011.

Sincerely,

CLEAN ENERGY FUELS CORP.

By:	/s/ Richard R. Wheeler
	Name:	Richard R. Wheeler
	Title:	Chief Financial Officer